UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the fiscal year ended December 31, 2010

Or

☐ **Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the transition period from _____ to _____

Commission file number 001-5231

A.   **Full title of the plan and the address of the plan, if different from that of the issuer named below.**

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.   **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.**

McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

McDONALD'S CORPORATION
PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald's Corporation

Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2011

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2010
ASSETS				
Investments, at fair value				
Short-term investments	$ 46,605	$ 4,501	$ 3,486	$ 54,592
Mutual funds	424,334	—	—	424,334
American depository receipts and common stock other than McDonald's Corporation common stock	239,032	—	—	239,032
McDonald's Corporation common stock	842,203	300,587	224,380	1,367,170
Collective funds	680,954	—	—	680,954
Wrapper contracts	541	—	—	541
Securities loaned	19,117	—	—	19,117
Pooled cash collateral	19,607	—	—	19,607
Total investments, at fair value	2,272,393	305,088	227,866	2,805,347
Receivables				
Company contributions	28,537	—	—	28,537
Accrued income	1,124	1	—	1,125
Other	1	—	—	1
Interfund receivables	21	(21)	—	—
Participant loans	29,428	—	—	29,428
Total receivables	59,111	(20)	—	59,091
Total assets	2,331,504	305,068	227,866	2,864,438
LIABILITIES				
Management expenses payable	578	—	—	578
Obligation for collateral received for loaned securities	19,607	—	—	19,607
Accrued interest expense	—	—	1,557	1,557
Notes payable	—	—	47,681	47,681
Other liabilities	1,575	22	—	1,597
Total liabilities	21,760	22	49,238	71,020
Net assets reflecting all investments at fair value	2,309,744	305,046	178,628	2,793,418
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,980)	—	—	(8,980)
NET ASSETS AVAILABLE FOR BENEFITS	$2,300,764	$305,046	$178,628	$2,784,438

See accompanying notes to financial statements.

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2009
ASSETS				
Investments, at fair value				
Short-term investments	$ 34,570	$ 4,996	$ 3,706	$ 43,272
US Treasury bonds	1,061	—	—	1,061
Mutual funds	319,428	—	—	319,428
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	170,477	—	—	170,477
McDonald's Corporation common stock	702,839	247,574	218,874	1,169,287
Collective funds	680,490	—	—	680,490
Wrapper contracts	778	—	—	778
Securities loaned	66,664	—	—	66,664
Pooled cash collateral	68,747	—	—	68,747
Total investments, at fair value	2,045,054	252,570	222,580	2,520,204
Receivables				
Company contributions	22,296	—	—	22,296
Accrued income	821	1	—	822
Other	9	—	—	9
Interfund receivables	237	(237)	—	—
Participant loans	26,731	—	—	26,731
Total receivables	50,094	(236)	—	49,858
Total assets	2,095,148	252,334	222,580	2,570,062
LIABILITIES				
Management expenses payable	552	—	—	552
Obligation for collateral received for loaned securities	68,747	—	—	68,747
Accrued interest expense	—	—	1,818	1,818
Notes payable	—	—	55,678	55,678
Other liabilities	1,407	18	—	1,425
Total liabilities	70,706	18	57,496	128,220
Net assets reflecting all investments at fair value	2,024,442	252,316	165,084	2,441,842
Adjustment from fair value to contract value for for fully benefit-responsive investment contracts	9,265	—	—	9,265
NET ASSETS AVAILABLE FOR BENEFITS	$2,033,707	$252,316	$165,084	$2,451,107

See accompanying notes to financial statements.

3

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2010
Additions to net assets attributed to:				
Net appreciation/(depreciation) in fair value of investments				
Mutual funds	$ 38,653	$ —	$ —	$ 38,653
American depository receipts and common stock other than McDonald's Corporation common stock	35,586	—	—	35,586
McDonald's Corporation common stock	160,534	56,701	45,667	262,902
Collective funds	24,047	—	—	24,047
Securities lending income	133	—	—	133
Interest income	23,259	6	2	23,267
Dividends	35,159	8,901	7,112	51,172
Commission recapture	39	—	—	39
Total net investment income	317,410	65,608	52,781	435,799
Contributions				
Company	53,873	16,299	4,480	74,652
Participant	49,761	—	—	49,761
Rollovers	1,345	—	—	1,345
Total contributions	104,979	16,299	4,480	125,758
Interfund transfers-in	11,836	—	—	11,836
Participant loan interest income	1,338	—	—	1,338
Other	42	—	—	42
Total additions	435,605	81,907	57,261	574,773
Deductions from net assets attributed to:				
Benefits paid to terminated participants and withdrawals	165,937	17,288	—	183,225
Management and administrative expenses	2,490	39	—	2,529
Interfund transfers-out	—	11,836	—	11,836
Interest expense	—	—	3,556	3,556
Company matching with profit sharing forfeitures	121	—	—	121
Company matching with ESOP shares	—	—	40,161	40,161
Other	—	14	—	14
Total deductions	168,548	29,177	43,717	241,442
Net increase (decrease)	267,057	52,730	13,544	333,331
Net assets available for benefits				
Beginning of year	2,033,707	252,316	165,084	2,451,107
End of year	$2,300,764	$305,046	$178,628	$2,784,438

See accompanying notes to financial statements

4

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald's Corporation Profit Sharing and Savings Plan (the Plan) was last amended and restated in its entirety as of July 1, 2008. The Plan has been amended four times subsequent to this date with the most recent amendment on November 19, 2010.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald's Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of McDonald's Corporation or a participating employer. The term "Company" includes McDonald's Corporation and all participating employers in describing eligibility and contributions below.

Salaried restaurant management employees and staff employees (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions on a matched basis after one year of "eligible service" as defined by the Plan document.

Highly compensated employees under Internal Revenue Service rules will not be able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a(n): Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan and Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald's Common Stock Fund, and the McDonald's ESOP Stock Fund. No more than 20% of a participant's future 401(k) contributions may be invested in the McDonald's Common Stock Fund. The future contribution company stock limitation also applies to the Company's discretionary matching contribution, if any.

The trustees, individuals appointed by the Compensation Committee of the Board of Directors of McDonald's Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Unallocated ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board. For the year ended December 31, 2010, the Company made a 4% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan's investment funds, including Company stock. For participants who are automatically enrolled, the participant's 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company matching contributions are invested in the McDonald's ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants will always be able to transfer out of any fund into the Stable Value Fund even if they exceed this limit.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution (based on the safe harbor match) and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market.

In 1992 and 1995, the Company redeemed the Series B preferred shares. Prior to each redemption, the Plan's Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. In 1995, the Company redeemed the Series C preferred shares. Prior to the redemption, the Plan's Trustees converted each share of Series C Preferred Stock into 0.8 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

During 2010, 582,220 shares were released from the unallocated ESOP shares with a fair value of approximately $40,161,000.

Vesting: All participants' accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants' highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald's Corporation are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 $1/2$ unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant's investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals: Participants 59 $1/2$ or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with McDonald's Corporation.

Effective July 1, 2010, the third amendment to the Plan permits participants to withdraw up to 100% of their ESOP and Profit Sharing Accounts at any time. In addition, participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances at any time.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald's common stock paid directly to them in cash or reinvested in their accounts in McDonald's stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald's stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In September 2010, the FASB amended existing guidance with respect to the reporting of participants loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification of participant loans from investments to receivables of $26,731,000 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan's net assets available for benefits.

Investment Valuation: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and pooled cash collateral.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds, common stocks and American Depository Receipts: The fair values of mutual fund investments and publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

U.S. Treasury securities: Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement except for the MFO Acadian Global W Opportunistic Shorting Fund. Units of the MFO Acadian Global W Opportunistic Shorting Fund are redeemable on a daily basis, with a written redemption notification requirement of 10 business days. Short-term investments consist of a collective trust with principal preservation as its primary objective. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, U.S. Treasury bonds, and benefit responsive wrapper contracts (see Note 4).

*Wrapper contract*s: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Commingled funds – securities lending collateral pools: Fair value has been determined to approximate the reported redemption values of $1.00 per unit, based upon recent transaction prices (level 2 inputs). While the collateral pools are managed to seek a constant $1.00 per share net asset value, net asset values per unit can fluctuate over time, and guarantees of principal are not provided. The collateral pools invest primarily in short-term and medium-term debt instruments of high credit quality, with the average maturities being somewhat longer than that of an SEC-registered money market fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2010 and 2009 are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2010 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Pending trades, net	$ (229)	$ —	$ —
Synthetic GIC wrapper contracts	—	—	541
Collective trusts			
Short-term investments	—	56,861	—
Bond/fixed income funds	—	359,705	—
Common stock funds	—	180,240	—
Blended funds	—	138,740	—
Mutual funds			
Corporate bond funds	121,243	—	—
US common stock	188,970	—	—
International common stock	114,121	—	—
ADR & common stock, other than			
McDonald's Corp. common stock			
ADR – International large cap	14,840	—	—
ADR – International mid cap	769	—	—
ADR – International small cap	319	—	—
Common stocks – US large cap	138,528	—	—
Common stocks – US mid cap	42,797	—	—
Common stocks – US small cap	38,683	—	—
Common stocks – International large cap	15,485	—	—
Common stocks – International mid cap	4,942	—	—
Common stocks – International small cap	2,015	—	—
McDonald's Corp. common stock	1,367,170	—	—
Commingled funds – securities lending collateral pools	—	19,607	—
	$ 2,049,653	$755,153	$ 541

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Pending trades, net	$ (311)	$ —	$ —
Synthetic GIC wrapper contracts	—	—	778
Collective trusts			
Short-term investments	—	46,074	—
Bond/fixed income funds	—	413,647	—
Common stock funds	—	136,603	—
Blended funds	—	127,438	
US Treasury securities	1,061	—	—
Mutual funds			
Corporate bond funds	62,309	—	—
US common stock	151,109	—	—
International common stock	106,010	—	—
ADR & common stock, other than			
McDonald's Corp. common stock			
ADR – International large cap	16,210	—	—
ADR – International mid cap	2,342	—	—
ADR – International small cap	230	—	—
Common stocks – US large cap	133,345	—	—
Common stocks – US mid cap	41,046	—	—
Common stocks – US small cap	32,166	—	—
Common stocks – International large cap	8,587	—	—
Common stocks – International mid cap	2,049	—	—
Common stocks – International small cap	1,477	—	—
McDonald's Corp. common stock	1,169,287	—	—
Commingled funds – securities lending collateral pools	—	68,747	—
	$1,726,917	$792,509	$ 778

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2010 (amounts in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2010	$ 778
Change in fair value of fully benefit-responsive investment contract*	(237)
Ending balance, December 31, 2010	$ 541

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

* Unrealized appreciation (depreciation) of the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2010 statement of net assets available for benefits, with no effect on the 2010 change in net assets available for benefits.

Participant loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Fair Value of Long-Term Debt: The fair value of the Plan's long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities. As of December 31, 2010, the estimated fair value and carrying value of the Plan's long-term debt was $56,484,000 and $47,681,000, respectively. As of December 31, 2009, the estimated fair value and carrying value of the Plan's long-term debt was $62,749,000 and $55,678,000, respectively.

Securities Lending: The Plan may lend its securities to qualified brokers through participation in a securities lending program administered by Northern Trust. The loans are collateralized at all times primarily by an allocation of a collateral pool administered by Northern Trust with a market value at least equal to the market value plus any accrued interest or dividends of the securities on loan. The securities on loan and the collateral received from the borrowers are reflected on the statements of net assets available for benefits at fair value as of the financial statement dates. The obligation to return the collateral is also reflected on the statement of net assets as a liability (see Note 12).

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald's common stock purchased through the ESOP which have not been released for allocation to participants' accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets at December 31, 2010 and 2009 (amounts in thousands).

Investments at fair value:

	2010	2009
McDonald's Corporation common stock	$1,367,170	$1,169,287
JP Morgan Chase Bank Intermediate Bond Fund	169,193	227,351
JP Morgan Chase Bank Subadvised Fixed Income PIMCO Fund	138,740*	127,438
Vanguard Institutional Index Fund	149,716	126,533

* Not above 5% threshold, presented for comparative purposes

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds

NOTE 4 - INVESTMENT CONTRACTS (Continued)

synthetic guaranteed investment contracts, with collective funds, short-term investments, and U.S. Treasury bonds as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the Plan's administrator believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2010 and 2009.

	2010	2009
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	3.89%	2.92%
Based on interest rate credited to participants [2]	3.26%	2.47%

[1] Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.

[2] Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as "ESOP – Unallocated Account."

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002.

NOTE 6 - NOTES PAYABLE (Continued)

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald's common stock, valued at $224,379,919 at December 31, 2010. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (amounts in thousands):

	Series A Notes	Series B Notes	Total
2011	$ 5,363	$ 2,702	$ 8,065
2012	5,425	2,733	8,158
2013	5,506	2,773	8,279
2014	4,793	2,415	7,208
2015	4,481	2,257	6,738
Beyond 2015	6,140	3,093	9,233
Total over remaining life of notes	$31,708	$15,973	$47,681

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald's Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. All administrative expenses associated with the Plan are paid by the Company.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2010, that the Plan and related trust are designed, including amendments adopted through February 13, 2009, in accordance with applicable sections of the Internal Revenue Code (IRC). On March 22, 2010 the Plan was amended to adopt the proposed amendment submitted to the Internal Revenue as part of the determination letter process. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2010, the Plan received $41,466,968 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2010, fees totaling $2,529,000 were paid by the Plan to the managers of the investments held in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan's assets are also invested in Company stock (see Note 3).

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12 - SECURITIES LENDING

The Plan lends securities, through the asset custodian, to independent third parties to increase its investment income. When the Plan lends securities, it is subject to a risk of failure by the borrower to return the loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Plan may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2010, $19,116,672 of the Plan's securities on loan were secured by cash collateral with a fair value of $19,606,665 and non-cash collateral with a fair value of $66,446. As of December 31, 2009, $66,663,833 of the Plan's securities on loan were secured by cash collateral with a fair value of $68,747,384 and non-cash collateral with a fair value of $75,832.

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement ("Lending Agreements") with respect to five of its commingled cash collateral investment pools. As a consequence of the collateral deficiency, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan's allocation being $847,300.

On October 29, 2008, Northern Trust made cash payment of $100,240 to reduce the Plan's allocated portion of the collateral deficiency. Effective January 1, 2009 through December 31, 2009 security lending income earned during the Plan year was held to offset the collateral deficiency. On December 3, 2009, Northern Trust made a reversal adjustment of $553,789 to reduce the collateral deficiency. On December 15, 2009 the Plan made a payment of $128,094 to reduce the liability of the collateral deficiency. The $128,094 was made up of the $100,240 cash payment from Northern Trust and $27,854 from securities lending income. On March 5, 2010, Northern Trust reversed the remaining collateral deficiency of $165,418, bringing the collateral deficiency in the Plan to zero.

NOTE 12 - SECURITIES LENDING (Continued)

As of May 30, 2010, all remaining securities lending income earned in 2009 was allocated to participants. As of December 31, 2010, the Plan has not exited the Lending Agreements (See Note 14).

NOTE 13 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to net assets per the Form 5500 (amounts in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$2,784,438	$2,451,107
Adjustment from fair value to contract value for fully benefit responsive investment contracts	8,980	(9,265)
Net assets per the Form 5500	$2,793,418	$2,441,842

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$ 333,331
Change in the adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2010	18,245
Net income per the Form 5500	$ 351,576

NOTE 14 - SUBSEQUENT EVENTS

Effective January 13, 2011 a full recall of all outstanding securities loans described in Note 12 was approved.

Effective February 1, 2011, the Plan is no longer participating in the Securities Lending program.

Effective April 1, 2011 Acadian Asset Management LLC, the fund manager for the Global Themes Fund was replaced by Dimensional Fund Advisors and Wellington Management Company LLP, the fund manager for the Blended Stock/Bond Fund was replaced by BlackRock.

MCDONALD'S CORPORATION, EIN 36-2361282
MCDONALD'S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001
PLAN YEAR END DECEMBER 31, 2010
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(a)	(b) (c) IDENTITY OF ISSUER/DESCRIPTION	(d) COST**	(e) MARKET VALUE
	PENDING TRADES		
	United States dollar - Pending Trade Purchases		(52,213.93)
	United States dollar - Pending Trade Purchases		(491,780.05)
	United States dollar - Pending Trade Purchases		(928,104.41)
	United States dollar - Pending Trade Sales		9,752.47
	United States dollar - Pending Trade Sales		557,705.45
	United States dollar - Pending Trade Sales		675,786.53
	TOTAL PENDING TRADES		**(228,853.94)**
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS		
	#REORG/CLARUS NAME CHNG WITH CU CHNG BLACK DIAMOND INC COM 2065750 1-20-2011		203,603.40
	#REORG/PENN WEST STOCK MERGER PENN WEST PETROLEUM LTD 2065331 EFF DT 01/01/2011		112,424.00
	#REORG/SANDSTRM SPIN OFF SANDSTORM MTLS & ENRGY LTD CM 2A22M3U EFF 5/10/10		107,498.62
	1ST HORIZON NATL CORP COM		596,209.36
	1ST NIAGARA FINL GROUP INC NEW COM		84,579.00
	1ST UTD BANCORP INC FLA COM STK		128,871.50
	99 CENTS ONLY STORES COM		299,273.50
	ABBOTT LAB COM		392,334.99
	ABERCROMBIE & FITCH CO CL A		146,380.20
	ABM INDS INC COM		191,043.20
	ACACIA RESH CORP AR ACACIA TECHNOLOGIES COM AR ACACIA TECHNOLOGIES COM		86,458.02

17

ACCELRYS INC COM	164,638.80
ACCENTURE PLC SHS CL A NEW	1,059,506.50
ACCO BRANDS CORP COM	199,521.36
ACE LTD COM STK	687,862.50
ACME PACKET INC COM STK	82,398.00
ACTUANT CORP CL A NEW	160,518.60
ADR AMARIN CORP PLC SPONSORED ADR NEW	86,016.17
ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR	1,070,152.05
ADR ASML HOLDING NV NY REGISTERED SHS	148,759.20
ADR AXA SA SPONSORED ADR	38,711.25
ADR BAIDU INC SPONSORED ADR	1,133,841.38
ADR BASF AKTIENGESELLSCHAFT - LEVEL I	203,898.00
ADR BAYERISCHE MOTOREN WERKE AG ADR	338,935.19
ADR BHP BILLITON LTD SPONSORED ADR	466,458.40
ADR BRIT AMERN TOB PLC SPONSORED COM STK	168,997.50
ADR CHINA GRENTECH CORP LTD	150,442.62
ADR ELONG INC SPONSORED ADR ADR	37,105.20
ADR FIBRIA CELULOSE S A SPONSORED ADR REPSTG COM SHS	1,744.00
ADR FOCUS MEDIA HLDG LTD SPONSORED ADR	395,419.83
ADR LVMH MOET HENNESSY LOUIS VUITTON ADR	154,246.95
ADR NESTLE S A SPONSORED ADR REPSTG REG SH	277,924.50
ADR NOVARTIS AG	150,322.50
ADR RANDGOLD RES LTD ADR	1,360,091.60
ADR RIO TINTO PLC SPONSORED ADR	406,742.16
ADR SANOFI-AVENTIS SPONSORED ADR	2,222,258.50
ADR TENARIS S A SPONSORED ADR	173,879.00
ADR TENCENT HLDGS LTD ADR	552,833.37

ADR TEVA PHARMACEUTICAL INDS	1,136,538.26
ADR UNILEVER N V NEW YORK SHS NEW	164,065.00
ADR UNILEVER PLC SPONSORED ADR NEW	790,219.20
ADR VALE S A ADR	349,157.00
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	2,411,737.50
ADR YARA INTL ASA SPONSORED ADR	21,750.00
AEROFLEX HOLDING CORPORATION COMMON STOCK	64,319.50
AFLAC INC COM	1,675,971.00
AGILENT TECHNOLOGIES INC COM	1,660,017.24
AGNICO-EAGLE MINES LTD COM	362,407.50
AGRIUM INC COM	172,031.25
AIR TRANS SVCS GROUP INC COM STK	43,410.50
AKAMAI TECHNOLOGIES INC COM STK	66,811.00
AKORN INC COM	87,869.32
ALEXION PHARMACEUTICALS INC COM	152,239.50
ALLERGAN INC COM	874,787.13
ALLIED HEALTHCARE PRODS INC COM	208,860.30
ALPHA NAT RES INC COM STK	115,857.90
AMAZON COM INC COM	3,568,140.00
AMER GREETINGS CORP CL A COM	780,032.00
AMERESCO INC	38,786.36
AMERICAN TOWER CORP CL A	882,011.20
AMERIGON INC COM	595,168.64
AMERIGROUP CORP COM	72,468.00
AMERISOURCEBERGEN CORP COM	126,926.40
AMERN RIV BANKSHARES	127,634.92
AMTECH SYS INC COM PAR $0.01 NEW STK	744,490.30

ANADIGICS INC COM	690,137.91
ANNALY CAP MGMT INC COM	288,565.76
ANWORTH MTG AST CORP COM	207,165.00
AON CORP COM	1,480,141.70
APACHE CORP COM	2,043,363.74
APPLE INC COM STK	3,702,988.80
APPROACH RES INC COM STK	57,311.10
ARCH COAL INC COM	52,590.00
ARCTIC CAT INC COM	34,960.32
ARDEA BIOSCIENCES INC COM STK	15,808.00
ARGO GROUP INTERNATIONAL HOLDINGS COM STK	512,316.00
ARQULE INC COM	26,356.30
ARTIO GLOBAL INVS INC COM CL A COM CL A	146,541.25
ARUBA NETWORKS INC COM	112,125.60
ASHFORD HOSPITALITY TR INC COM SHS	56,442.85
ASIA ENTERTAINMENT & RESOURCES LTD STOCK	75,384.96
ATHEROS COMMUNICATIONS INC COM	151,941.60
ATLAS PIPELN PARTNERS L P	259,528.40
AUTODESK INC COM	192,910.00
AUTOZONE INC COM	129,480.25
AVERY DENNISON CORP COM	223,555.20
AVON PRODUCTS INC COM USD0.25	213,591.00
AXCELIS TECHNOLOGIES INC COM STK ISIN# US0545401095	423,254.88
AXT INC COM	160,274.88
BAKERS FOOTWEAR GROUP INC COM	58,438.80
BANCORP INC DEL COM STK	82,600.74
BB&T CORP COM	1,476,183.50

BCE INC COM NEW	1,866,969.00
BE AEROSPACE INC COM	572,780.04
BIGBAND NETWORKS INC COM CDT-COM	146,235.60
BK HAW CORP COM	605,232.20
BLACKROCK INC COM STK	1,324,531.00
BLUE COAT SYS INC COM NEW	140,389.00
BOEING CO COM	793,887.90
BORG WARNER INC COM	141,825.60
BRIGGS & STRATTON CORP CAP	401,085.30
BRIGHAM EXPL CO COM	83,109.24
BROADCOM CORP CL A	1,197,799.20
BROADSOFT INC COM	121,143.24
BROCADE COMMUNICATIONS SYS INC COM NEW STK	179,621.95
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	77,399.25
BROWN & BROWN INC COM	392,017.50
C H ROBINSON WORLDWIDE INC COM NEW COM NEW	397,902.78
CAI INTL INC COM	49,058.80
CALAVO GROWERS INC COM	48,105.35
CALLIDUS SOFTWARE INC COM STK	617,924.16
CAMERON INTL CORP COM STK	114,649.80
CANADIAN NATL RY CO COM	191,101.25
CAPSTEAD MTG CORP COM NO PAR COM NO PAR	317,897.50
CARIBOU COFFEE INC COM	10,120.32
CARMAX INC COM	264,604.00
CARRIZO OIL & GAS INC COM	691,248.58
CASELLA WASTE SYS INC CL A COM STK	500,731.25
CATERPILLAR INC COM	384,006.00

CAVCO INDS INC DEL COM STK	395,604.37
CB RICHARD ELLIS GROUP INC CL A CL A	149,504.00
CDN NAT RES LTD COM CDN NAT RES COM STK	580,524.98
CDN PAC RY LTD COM CDN PAC RY LTD	307,847.50
CELGENE CORP COM	1,237,918.48
CENT EUROPEAN DISTR CORP COM STK	363,537.50
CENTURY CASINOS INC COM	204,957.06
CEPHEID INC COM	716,215.50
CEVA INC COM	62,996.50
CF INDS HLDGS INC COM	189,210.00
CHARLES RIV LABORATORIES INTL INC COM	44,425.00
CHART INDS INC COM PAR $0.01 COM PAR $0.01	534,737.40
CHEVRON CORP COM	2,336,000.00
CHIMERA INVT CORP COM STK	1,252,982.82
CIMAREX ENERGY CO COM	123,056.70
CIN BELL INC NEW COM STK	212,156.00
CISCO SYSTEMS INC	1,066,323.30
CITRIX SYS INC COM	111,166.25
CLIFFS NAT RES INC COM STK	379,518.65
COACH INC COM	1,343,369.28
COCA COLA CO COM	2,130,948.00
COGENT COMMUNICATIONS GROUP INC COM NEW	178,616.48
COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	368,721.99
COINSTAR INC COM	664,016.60
COLUMBIA BKG SYS INC COM	345,910.50
COMMERCIAL VEH GROUP INC COM	112,986.25
COMPLETE PRODTN SVCS INC COM	314,884.80

COMPUTER PROGRAMS & SYS INC COM	156,164.56
COMSCORE INC COM	531,446.51
COMSTOCK RES INC COM NEW COM NEW	616,456.00
CONCHO RES INC COM STK	144,655.50
CONOCOPHILLIPS COM	2,921,490.00
CON-WAY INC COM STK	631,198.20
COOPER INDUSTRIES PLC NEW IRELAND COM STK	214,215.75
COOPER TIRE & RUBBER CO COM, NO PAR	449,199.00
CORE LABORATORIES NV NLG0.03	133,575.00
CORRECTIONS CORP AMER	83,700.40
COST PLUS INC CALIF COM	85,544.30
COSTCO WHOLESALE CORP NEW COM	1,165,252.77
COVIDIEN PLC USD0.20	1,550,157.00
CRANE CO COM	266,955.00
CRAWFORD & CO CL A CL A	159,079.95
CRAY INC COM NEW STK	232,117.60
CREE INC COM	303,094.00
CROCS INC COM	714,075.20
CROSS CTRY HEALTHCARE INC COM	118,198.85
CROWN CASTLE INTL CORP COM STK	161,294.40
CROWN HLDGS INC COM	76,774.00
CTR FINL CORP CAL COM STK	103,527.64
CUMMINS INC	269,524.50
CVS CAREMARK CORP COM STK	643,245.00
CYBERONICS INC COM	738,555.18
CYPRESS SEMICONDUCTOR CORP COM	417,492.60
DAKTRONICS INC COM	55,497.12

DARDEN RESTAURANTS INC COM	279,568.80
DEERE & CO COM	1,112,620.85
DEVRY INC DEL COM	98,359.00
DIAGEO PLC SPONSORED ADR NEW	143,085.25
DIAMONDROCK HOSPITALITY CO COM STK	256,200.00
DICE HLDGS INC COM STK	343,280.70
DICKS SPORTING GOODS INC OC-COM	101,250.00
DIGITAL RLTY TR INC COM	170,082.00
DISCOVER FINL SVCS COM STK	79,308.40
DOLAN CO COM STK	307,840.80
DOLLAR GEN CORP NEW COM	960,768.42
DR PEPPER SNAPPLE GROUP INC COM STK	93,174.00
DRYSHIPS INC COM USD0.01	676,005.00
DSW INC CL A CL A	713,301.30
DYCOM INDS INC COM	370,151.25
DYNAMIC MATLS CORP COM	413,617.82
DYNAVAX TECHNOLOGIES CORP COM	38,614.40
EAST WEST BANCORP INC COM	303,807.00
EASTMAN CHEM CO COM	218,608.00
ECOLAB INC COM	98,319.00
EL PASO CORP COM	119,643.20
ELECTRO RENT CORP COM	188,360.96
ELLIS PERRY INTL INC COM	40,545.72
EMERGENCY MED SVCS CORP CL A COM STK	171,862.60
EMERGENT BIOSOLUTIONS INC COM	865,720.92
EMPIRE RESORTS INC COM STOCK	64,673.70
ENDEAVOUR MINING CORPORATION	193,333.32

ENDO PHARMACEUTICALS HLDGS INC COM	162,480.50
ENDOLOGIX INC COM	256,735.05
ENERGY XXI (BERMUDA) COM STK USD $0.005	247,950.87
ENSIGN GROUP INC COM STK	141,385.95
ENTEROMEDICS INC COM NEW COM STK	104,242.60
ENTRAVISION COMMUNICATIONS CORP CL A	220,899.21
ENTROPIC COMMUNICATIONS INC COM STK	117,381.36
EQUINIX INC COM NEW COM NEW	188,929.50
ESTEE LAUDER COMPANIES INC CL A USD0.01	546,419.70
ESTERLINE TECHNOLOGIES CORP COM STK	349,809.00
EVANS & SUTHERLAND COMPUTER CORP COM	57,007.00
EXPEDITORS INTL WASH INC COM	389,516.40
EXPRESS SCRIPTS INC COM	1,359,033.20
EZCORP INC CL A NON VTG	342,516.25
F5 NETWORKS INC COM STK	346,225.60
FASTENAL CO COM	145,581.30
FINISAR CORPORATION COMMON STOCK	836,664.20
FIRST ACCEP CORP COM STK	149,626.80
FIRST MIDWEST BANCORP INC DEL COM	302,457.60
FIRST SOLAR INC COM	54,658.80
FLOWSERVE CORP COM	160,947.00
FMC TECHNOLOGIES INC COM	113,360.25
FORMFACTOR INC COM STK	208,591.20
FORTINET INC COM	67,935.00
FORTUNE BRANDS INC COM USD3.125	141,587.50
FOSTER L B CO CL A	29,558.68
FRESH DEL MONTE PRODUCE INC COM STK	619,758.00

FSI INTL INC COM	357,989.06
GENOPTIX INC COM	570,695.10
GENTEX CORP COM	242,805.84
GEO GROUP INC COM STK	504,198.36
GILEAD SCIENCES INC	378,091.92
GLOBAL INDS LTD COM	301,316.40
GOLDCORP INC NEW COM	270,914.16
GOLDMAN SACHS GROUP INC COM	3,473,512.96
GOODRICH CORPORATION	139,150.60
GOOGLE INC CL A CL A	2,183,433.72
GREAT BASIN GOLD LTD COM STK	651,401.28
GREEN MTN COFFEE ROASTERS	97,594.20
GREENBRIER COS INC COM STK	678,375.81
GUESS INC COM	164,673.60
H J HEINZ	122,413.50
HAEMONETICS CORP MASS COM	72,025.20
HANSEN NAT CORP COM	55,939.60
HARMAN INTL INDS INC NEW COM STK USD0.01	671,164.80
HARSCO CORP COM	320,724.00
HATTERAS FINL CORP COM REIT	243,976.20
HCC INS HLDGS INC COM	424,694.50
HEALTHCARE SVCS GROUP INC COM	148,675.26
HELIX ENERGY SOLUTIONS GROUP INC COM STK	214,331.70
HELMERICH & PAYNE INC COM	247,005.60
HENRY JACK & ASSOC INC COM	106,543.25
HEWLETT PACKARD CO COM	211,678.80
HILL INTL INC COM	580,423.70

HILLTOP HLDGS INC COM STK	140,864.00
HISOFT TECHNOLOGY INT-ADR	45,300.00
HONEYWELL INTL INC COM STK	2,227,404.00
HOSPIRA INC COM	322,723.55
HUGHES COMMUNICATIONS INC COM STK	480,548.52
IBERIABANK CORP COM	892,863.00
IHS INC COM CL A COM CL A	229,111.50
ILLUMINA INC COM	932,428.14
INGERSOLL-RAND PLC COM STK	1,165,430.41
INTEGRATED ELECTRICAL SVCS INC COM NEW STK	74,340.49
INTER PARFUMS INC COM	52,911.95
INTERACTIVE INTELLIGENCE INC COM STOCK	75,314.64
INTERCONTINENTALEXCHANGE INC COM	139,405.50
INTERDIGITAL INC PA COM	67,040.40
INTERMEC INC COM	363,949.68
INTERNATIONAL BUSINESS MACHS CORP COM	2,496,240.84
INTERNATIONAL COAL GROUP INC NEW COM	716,058.36
INTERNET CAP GROUP INC COM NEW	24,529.50
INTEROIL CORP COM	1,709,860.75
INTERPUBLIC GROUP COMPANIES INC COM	283,660.20
INTERTAPE POLYMER GROUP INC COM	94,266.65
INTL FLAVORS & FRAGRANCES INC COM	49,197.15
INTL PAPER CO COM	61,290.00
INTREPID POTASH INC COM	322,856.82
INTUIT COM	204,595.00
INTUITIVE SURGICAL INC COM NEW STK	87,635.00
INVESCO LTD COM STK USD0.10	324,569.40

IPG PHOTONICS CORP COM	666,454.74
IROBOT CORP COM	27,666.56
ITC HLDGS CORP COM STK	86,772.00
IXIA COM	602,234.20
JAKKS PAC INC COM	50,378.30
JAMES RIV COAL CO COM NEW STK	972,342.71
JETBLUE AWYS CORP COM	148,791.10
JOHNSON CTL INC COM	1,537,550.00
JOY GLOBAL INC COM	187,380.00
JUNIPER NETWORKS INC COM	1,704,707.16
KAYDON CORP COM	181,407.60
KENNAMETAL INC CAP	664,703.70
KENNEDY-WILSON HLDGS INC COM	158,291.55
KEY ENERGY SVCS INC	208,393.90
KIRBY CORP COM	259,895.00
KNIGHT CAP GROUP INC COM	359,505.30
KODIAK OIL & GAS CORP COM	645,268.80
KOHLS CORP COM	176,605.00
KORN / FERRY INTL COM NEW	182,776.99
KRAFT FOODS INC CL A	1,000,316.46
KRISPY KREME DOUGHNUTS INC COM STK	60,062.90
K-SWISS INC CL A	36,898.73
LABORATORY CORP AMER HLDGS COM NEW COM NEW	66,819.20
LAM RESH CORP COM	181,230.00
LEXICON PHARMACEUTICALS INC COM STK	19,873.44
LINCOLN NATL CORP COM	161,993.25
LINDSAY CORPORATION COM	558,939.15

LITHIA MTRS INC CL A	31,380.84
LIVEPERSON INC COM STK ISIN# US5381461012	73,427.40
LO JACK CORP COM	301,843.50
LOGMEIN INC COM	172,039.20
LOWES COS INC COM	1,978,812.00
LUCARA DIAMOND CORP	126,493.34
LYONDELLBASELL INDU-CL A-W/I	114,552.00
M & T BK CORP COM	104,460.00
MAGNUM HUNTER RES CORP DEL COM	110,232.00
MANPOWER INC WIS COM	411,705.60
MANULIFE FINL CORP COM	33,501.00
MARATHON OIL CORP COM	2,032,576.70
MARRIOTT INTL INC NEW COM STK CL A	1,544,291.04
MARVELL TECH GROUP COM USD0.002	278,546.80
MASTERCARD INC CL A	1,402,928.60
MCMORAN EXPL CO COM	925,200.06
MEAD JOHNSON NUTRITION COM USD0.01	911,402.25
MEDCO HEALTH SOLUTIONS INC COM	1,010,219.76
MEDICIS PHARMACEUTICAL CORP CL A NEW	74,342.25
MEDIDATA SOLUTIONS INC COM	54,064.32
MELCO CROWN ENTERTAINMENT LTD	373,898.04
MEMC ELECTR MATLS INC COM	240,232.10
MERCADOLIBRE INC COM STK	51,987.00
MERCK & CO INC NEW COM	2,385,415.52
MERCURY GEN CORP NEW COM	153,932.79
MERGE HEALTHCARE INC COM STK	127,286.25
METLIFE INC COM	1,553,178.00

MFA FINL INC	112,444.80
MFC MARKET VECTORS ETF TR JR GOLD MINERSETF	242,571.09
MICRON TECH INC COM	343,063.52
MICROSOFT CORP COM	2,099,584.00
MIDSOUTH BANCORP INC COM	112,051.20
MINERA ANDES INC COM	785,655.20
MOLSON COORS BREWING CO CL B CL B	1,161,898.50
MONSANTO CO NEW COM	2,174,160.80
MORGAN STANLEY COM STK USD0.01	385,348.02
MORGANS HOTEL GROUP CO COM STK	40,334.29
MOVADO GROUP INC COM	293,618.88
MRV COMMUNICATIONS INC COM	486,584.65
MSCI INC CL A CL A	86,880.80
NABORS INDUSTRIES COM USD0.10	299,701.50
NEKTAR THERAPEUTICS COM	175,351.10
NEO MATL TECHNOLOGIES INC COM STK	99,058.10
NETAPP INC COM STK	2,050,722.48
NETLOGIC MICROSYSTEMS INC COM	126,268.20
NETSCOUT SYS INC COM	200,302.05
NEUROCRINE BIOSCIENCES INC COM	58,973.16
NEWFIELD EXPLORATION	120,423.70
NEWMONT MINING CORP NEW COM	2,244,713.63
NEWPARK RES INC COM PAR $0.01 NEW COM PAR $0.01 NEW	397,129.04
NII HLDGS INC COM NEW CL B NEW	95,572.40
NIKE INC CL B	1,839,263.44
NN INC COM	66,472.08
NOBLE CORPORATION (SWITZERLAND) COM USD0.10	292,062.05

NORDSTROM INC COM	161,467.80
NORTHERN OIL & GAS INC NEV COM STK	146,498.64
NORTHWEST BANCSHARES INC MD COM	50,156.40
NPS PHARMACEUTICALS INC COM	63,745.10
NUANCE COMMUNICATIONS INC COM	235,431.00
OCCIDENTAL PETROLEUM CORP	4,518,289.80
OIL STS INTL INC COM ISIN US6780261052	102,544.00
OMNICELL INC COM	128,027.00
OMNIVISION TECHNOLOGIES INC COM	713,541.78
ON ASSIGNMENT INC COM	231,623.00
ON SEMICONDUCTOR CORP COM	825,345.56
ONCOGENEX PHARMACEUTICALS INC COM STK	34,033.33
ONYX PHARMACEUTICALS INC DEL COM	54,198.90
OPENTABLE INC COM	22,553.60
ORACLE CORP COM	1,789,358.40
ORASURE TECHNOLOGIES INC COM	294,584.00
ORBITAL SCI CORP COM	315,363.30
ORIGEN FINL INC COM	166,851.50
OSI SYS INC COM	245,539.08
OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	141,055.41
OWENS ILL INC COM NEW	1,089,850.00
P F CHANGS CHINA BISTRO INC COM STK	30,045.20
PAC PREMIER BANCORP COM	191,171.97
PANTRY INC COM ISIN #US6986571031	159,177.90
PARAMETRIC TECHNOLOGY CORP COM NEW STK	209,529.00
PARKER-HANNIFIN CORP COM	91,478.00
PARTNERRE HLDG LTD COM STK	84,367.50

PATRICK INDS INC COM	64,235.43
PEPSICO INC COM	2,900,652.00
PETAQUILLA RES LTD COM	72,790.37
PETRO DEV CORP COM	74,542.86
PETROHAWK ENERGY CORP COM	98,550.00
PFIZER INC COM STK $.11 1/9 PAR	3,065,125.50
PHILLIPS VAN HEUSEN CORP COM	488,957.60
PIER 1 IMPORTS INC COM	657,079.50
PIONEER NAT RES CO COM STK	163,221.60
PLAINS EXPL & PRODTN CO COM	179,501.90
PLANTRONICS INC NEW COM	191,683.00
PLEXUS CORP COM	117,262.60
PMC SIERRA INC COM	100,932.50
POLO RALPH LAUREN CORP CL A	1,238,089.04
POTASH CORP SASK INC COM	268,010.73
POWER ONE INC NEW COM USD0.001	265,954.80
POWERWAVE TECHNOLOGIES INC COM	30,830.52
PRECISION CASTPARTS CORP COM	1,372,053.76
PREMIERE GLOBAL SVCS INC COM	217,022.00
PRICELINE COM INC COM NEW STK	325,633.25
PRIDE INTL INC DEL COM	124,806.00
PRIMORIS SVCS CORP COM	546,336.72
PROTALIX BIOTHERAPEUTICS INC COM STK	57,504.76
PUDA COAL INC COM PAR $.001 COM PAR $.001	41,279.69
QEP RES INC COM STK	88,959.50
QUALCOMM INC COM	2,714,229.56
QUESTAR CORP COM	69,465.90

QUESTCOR PHARMACEUTICALS INC COM	79,630.38
RADIANT SYS INC COM	122,821.32
RANGE RES CORP COM	596,929.58
RARE ELEMENT RES LTD COM	40,551.50
RAYMOND JAMES FNCL INC COM STK	630,292.50
REALD INC COM	172,238.40
RED HAT INC COM	737,977.90
REDWOOD TR INC COM	129,876.07
REGAL ENTMT GROUP CL A CL A	193,651.30
RENTRAK CORP COM	71,117.28
REX ENERGY CORP COM STK	266,994.00
RICHARDSON ELECTRS LTD COM	60,261.95
RIVERBED TECHNOLOGY INC COM	40,093.80
ROSS STORES INC COM	235,606.25
ROYAL CARIBBEAN CRUISES COM STK	112,330.00
ROYAL GOLD INC COM STK USD0.01	325,867.95
RSC HLDGS INC COM	654,683.84
SALESFORCE COM INC COM STK	1,629,144.00
SAN GOLD CORP COM STK	265,267.00
SANDISK CORP COM	188,969.40
SANDRIDGE ENERGY INC COM	66,429.00
SANDSTORM METALS & ENERGY LTD COM	12,601.22
SANDSTORM RES LTD COM	212,630.20
SANDSTORM RES LTD R1933	101,081.87
SANDSTORM RESOURCES LTD WARRANT 800132938 LTD PW EXP19OCT15(R1933)	997.58
SANDVINE CORP COM	527,107.20
SATCON TECH CORP COM	711,369.00

SCHLUMBERGER LTD COM COM	2,734,374.50
SCHOLASTIC CORP COM	411,344.50
SCHWAB CHARLES CORP COM NEW	1,599,648.12
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	166,997.25
SEMILEDS CORP COM	32,216.45
SHIRE PLC ADR	953,823.64
SHORETEL INC COM	816,605.79
SIERRA BANCORP COM STK	158,643.05
SILICON IMAGE INC COM STK	785,656.20
SILVER STD RES INC COM	173,948.08
SILVER WHEATON CORP COM	80,812.80
SMITH MICRO SOFTWARE INC COM STK	446,103.08
SODASTREAM INTERNATIONAL LTD COM STK	45,633.10
SPARTAN STORES INC COM	303,828.75
SPDR KBW REGL BKG ETF	153,859.65
SPECTRUM PHARMACEUTICALS INC COM	298,013.73
STANDARD MTR PRODS INC COM	44,894.90
STANDARD PKG CORP COM	156,654.77
STAR BULK CARRIERS CORP COM STK	157,997.25
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	275,333.40
STERLING BANCORP COM	100,103.67
STONERIDGE INC COM	31,611.58
STRYKER CORP	127,537.50
SUCCESSFACTORS INC COM STK	123,080.00
SUN COMMUNITIES INC COM	285,633.25
SUNCOR ENERGY INC NEW COM STK	291,961.25
SUPPORT COM INC COM	807,492.24

SYNCHRONOSS TECHNOLOGIES INC COM STK	638,582.68
SYNNEX CORP COM STK	419,952.00
SYNOVUS FINL CORP COM	271,590.00
T ROWE PRICE GROUP INC	232,989.40
TAL INTL GROUP INC COM STK	77,391.09
TALISMAN ENERGY INC COM	34,394.50
TARGACEPT INC COM	26,261.50
TARGET CORP COM STK	1,105,249.53
TD AMERITRADE HLDG CORP COM STK	160,465.50
TEAM INC COM STK	36,759.80
TECK RESOURCES LIMITED	27,823.50
TEMPUR-PEDIC INTL INC COM	82,924.20
TENNECO INC	686,507.64
TEXAS INSTRUMENTS INC COM	1,387,750.00
TEXTRON INC COM	364,056.00
T-HQ INC COM NEW	296,970.30
TIDEWATER INC COM	886,744.80
TIER TECHNOLOGIES INC COM DELAWARE	417,682.70
TIFFANY & CO COM	858,516.49
TIME WARNER INC USD0.01	794,599.00
TITAN INTL INC ILL COM	1,060,162.24
TITAN MACHY INC COM	668,166.00
TOREADOR RES CORP COM	27,020.32
TOWER INTL INC COM STK	30,992.88
TPC GROUP INC COM	54,606.32
TRANSCEND SVCS INC COM NEW COM NEW	143,085.36
TRANSOCEAN LTD	275,607.15

TRAVELZOO INC COM STK	72,464.76
TRIANGLE PETROLEUM CORPORATION COMMON STOCK	103,623.00
TRIDENT MICROSYSTEMS INC COM	267,320.40
TRILOGY ENERGY COR COM NPV	447,610.33
TW TELECOM INC CL A STK	603,143.75
TWIN DISC INC COM	22,275.56
TX CAP BANCSHARES INC COM	215,890.50
U M H PPTYS INC COM STK	343,740.00
U S HOME SYS INC COM	107,042.10
UBS AG SHS COM	121,878.00
ULTRATECH INC EFF 06-10-03	60,276.16
UNDER ARMOR INC CL A	355,472.88
UNION PAC CORP COM	819,855.68
UNITED CMNTY BK BLAIRSVILLE GA CDT-CAP STK CDT-CAP STK	11,337.30
UNITED CONTL HLDGS INC COM STK	149,803.98
UNITED PARCEL SVC INC CL B	463,278.14
UNITED STS STL CORP NEW COM	290,347.40
UNITED TECHNOLOGIES CORP COM	843,091.20
UNIVEST CORP PA COM	84,271.32
UNUM GROUP	74,597.60
UNVL HEALTH SERVICES INC CL B COM	284,618.10
URANIUM ENERGY CORP COM	37,127.88
URBAN OUTFITTERS INC COM	119,283.11
US BANCORP	1,847,445.00
UTD THERAPEUTICS CORP DEL COM STK	290,812.00
UTSTARCOM INC COM	439,097.24
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	71,007.90

VANTAGE DRILLING CO COM STK	622,548.22
VARIAN MEDICAL SYSTEMS INC	111,540.80
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	193,057.34
VERIFONE SYSTEMS INC COM	97,171.20
VERISIGN INC COM	72,854.10
VERISK ANALYTICS INC CL A CL A	91,845.60
VERTEX PHARMACEUTICALS INC COM	645,848.11
VIACOM INC NEW CL B	2,485,527.50
VIROPHARMA INC COM STK	308,642.40
VISA INC COM CL A STK	686,556.90
VITAMIN SHOPPE INC COM	77,708.40
VMWARE INC CL A COM CL A COM	1,540,365.75
VOCUS INC COM	87,903.48
VOYAGER OIL & GAS INC COM	219,348.00
WA BKG CO OAK HBR WASH COM	94,434.48
WABASH NATL CORP COM	776,649.00
WALT DISNEY CO	2,092,682.90
WALTER ENERGY INC	232,668.80
WARREN RES INC COM	57,910.24
WATSON PHARMACEUTICALS INC COM	253,601.50
WD 40 CO COM STK	121,847.00
WEATHERFORD INTL LTD	374,490.00
WELLPOINT INC COM	756,238.00
WELLS FARGO & CO NEW COM STK	2,378,482.50
WESCO INTL INC COM	58,080.00
WESTERN UNION CO	208,541.10
WESTN LIBERTY BANCORP COM STK	42,132.80

	WESTPORT INNOVATIONS INC COM STK		28,891.20
	WHITING PETE CORP COM STK		87,892.50
	WHOLE FOODS MKT INC COM		1,365,525.28
	WILEY JOHN & SONS INC CL A		652,134.60
	WILLBROS GROUP INC COM		199,120.14
	WILLIAMS CO INC COM		119,892.00
	WILMINGTON TR CORP NEW COM		39,971.40
	WINTRUST FINL CORP COM		437,317.20
	WMS INDS INC COM STK		137,982.00
	WRIGHT MED GROUP INC COM		126,491.85
	WYNN RESORTS LTD COM		130,838.40
	YAMANA GOLD INC COM STK		165,312.00
	YRC WORLDWIDE INC COM NEW COM NEW		3,708.84
	ZIOPHARM ONCOLOGY COM STK		23,313.98
	ZIX CORP COM		789,954.27
	ZOLL MED CORP COM		697,541.28
	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS***		**258,377,476.91**
	McDONALD'S CORPORATION COMMON STOCK		
*	MC DONALDS CORP COM	46,186,439.38	224,379,919.36
*	MC DONALDS CORP COM		300,586,940.32
*	MC DONALDS CORP COM		842,203,274.28
	TOTAL McDONALD'S CORPORATION COMMON STOCK	**46,186,439.38**	**1,367,170,133.96**
	INTEREST IN REGISTERED INVESTMENT CO.		
	MFO ARTISAN FDS INC INTL FD INV SHS		34,857,476.23
	MFO DRIEHAUS MUT FDS INTERNATIONAL DISCOVERY FD		24,096,963.59
	MFO MANNING & NAPIER FD INC NEW OVERSEASSER		55,166,220.74

	MFO NUVEEN REAL ESTATE CLASS I		39,253,741.87
	MFO PIMCO FDS PAC INVT MGMT SER FOR FUTURE I DIVERSIFIED INC FD INSTL CL		53,277,804.58
	MFO PIMCO FDS PAC INVT MGMT SER MODERATEDURATION FD INSTL CL		67,965,312.50
	MFO VANGUARD INSTL INDEX FD SH BEN INT		149,716,203.12
	TOTAL INTEREST IN REGISTERD INVESTMENT CO.		**424,333,722.63**
	MCDONALD'S LOAN ASSETS		
*	PARTICIPANT LOANS (Varying maturity dates and interest rates)		29,427,561.95
	TOTAL McDONALD'S LOAN ASSETS		**29,427,561.95**
	INTEREST BEARING CASH		
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		321,729.54
	United States dollar - Cash		(28,630.23)
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		21,257,157.66
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	19.62	19.62
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	94,276.50	94,276.50
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	3,391,420.43	3,391,420.43
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		4,501,288.98
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		14,174,443.51
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		2,968,414.29
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		6,205,603.03
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		1,706,601.20
	TOTAL INTEREST BEARING CASH	**3,485,716.55**	**54,592,324.53**
	WRAPPER CONTRACTS		
	GIC BANK OF AMERICA CONTRACT # 07-072 RATE 4.00% MAT 12/31/2064		270,700.00
	GIC STATE STREET CONT 107103 RATE 4.00% MT 12/31/2064		270,295.00
	TOTAL WRAPPER CONTRACTS		**540,995.00**

COLLECTIVE TRUSTS		
JPMCB Intermediate Bond Fund		169,192,749.00
JPMCB Liquidity Fund		1,815,373.00
JPMCB Emerging Markets FI Fund		2,359,985.00
JPMCB Corporate HY Opportunity Fund		7,170,723.00
JPMCB Subadvised Fixed Income PIMCO Fund		138,739,869.00
JPMCB Subadvised Fixed Income WAMCO Fund		134,110,669.00
US Dollar		453,843.00
MFO ACADIAN GLOBAL W OPPORTUNISTIC SHORTING FD		5,889,384.65
MFO MELLON EB DAILY LIQUIDITY SMALL CAP FD		48,986,220.06
MFO UNCONSTRAINED THEMES SER 1 WTC-CIF II		13,009,824.76
MFO WELLINGTON TR CO NATL ASSN COLTV IN TREAS INFLATION SER 1 PORTFOLIO		16,473,433.37
MFO WLNGTN TR CO NATL ASSOC MLTPL COLCT INVT FDS TR II SMA CAP OPPS		9,207,213.48
MFO WELLINGTON TR COLTV CORE BD PLUS		30,397,903.20
MFO WTC CIF II INTL EQTY SER 1		24,842,259.44
MFO WTC CIF II LARGE CAP RESH EQTY SER 1		52,818,669.60
MFO WTC CIF II UNCONSTRAINED THEMES SER		25,486,256.17
TOTAL COMMON COLLECTIVE TRUST		**680,954,375.73**
POOLED CASH COLLATERAL POOL		
USA CORE POLLATERAL POOL		19,606,664.65
TOTAL POOLED CASH COLLATERAL		**19,606,664.65**
TOTAL ASSETS	**49,672,155.93**	**2,834,774,401.42**

*   Party in Interest
**   Historical cost is disclosed only for nonparticipant-directed investments
***   Includes securities loaned

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald's Corporation Profit Sharing and Savings Plan

Dated: June 20, 2011

By: /s/ Michael D. Richard

Michael D. Richard
Chair of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149990 on Form S-8 of McDonald's Corporation Profit Sharing and Savings Plan of our report dated June 20, 2011, appearing in this Annual Report on Form 11-K of McDonald's Corporation Profit Sharing and Savings Plan for the year ended December 31, 2010.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2011